Exhibit 10.07

NEW FRONTIER MEDIA, INC.
SUMMARY OF
DIRECTOR COMPENSATION ARRANGEMENTS

Each director who is not a New Frontier Media, Inc. employee receives for general board services, including attendance at regular and special board meetings, an annual fee of $80,000, payable in equal quarterly installments. Each such director receives an additional annual fee of $7,500 for each board committee on which the director serves, and the chairman of each committee receives an additional annual fee of $2,500 for such service. Each director is also reimbursed for reasonable expenses incurred in connection with the services provided as a member of the board and its committees.

Directors are not permitted to sell or otherwise transfer shares of our common stock while serving as a director if the result would be to reduce the beneficial ownership to below 20,000 shares, and directors are not permitted to sell any shares unless they were acquired two years prior to any such sale.